EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 8/1/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
6/2/2025	Buy	100	5.28
7/16/2025	Sell	10,240	5.35
7/18/2025	Sell	873	5.29
7/21/2025	Sell	57,892	5.26
8/1/2025	Sell	1,689,766	5.73